United States securities and exchange commission logo





                             July 28, 2021

       Thomas Kim
       Chief Executive Officer
       Enfusion, Inc.
       125 South Clark Street, Suite 750
       Chicago, IL 60603

                                                        Re: Enfusion, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 1,
2021
                                                            CIK No. 0001868912

       Dear Mr. Kim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 1, 2021

       Cover Page

   1. We note that insiders will continue to have substantial control over the company after this offering. Please revise
here to disclose the voting power percentage of your directors, executive officers and
greater than 5% stockholders.
   2. Please revise to disclose the percentage of your voting power that will be controlled by
                                                        Class A and Class B
stockholders following the completion of this offering.
 Thomas Kim
FirstName  LastNameThomas Kim
Enfusion, Inc.
Comapany
July       NameEnfusion, Inc.
     28, 2021
July 28,
Page  2 2021 Page 2
FirstName LastName
Prospectus Summary
Our Company, page 2

3. Please revise to disclose the actual numbers of clients for each period presented. Similar revisions should be made elsewhere throughout the filing where you discuss total clients.
         Also, you state here that you had 160 new clients during 2020; however, based on information provided elsewhere, it appears that the client base increased by 94 clients from December 31, 2019 to 2020. Please revise to disclose the clients lost during the period to add context to the information presented or explain the difference.
4. Please revise to disclose the various measures provided throughout your prospectus summary, such as dollar retention rate, gross profit margin, net income margin, and adjusted EBITDA margin, for the comparable prior period. Organizational Structure, page 7

5. Please revise your post-offering organizational structure diagram, both here and on page
         49, to disclose within the diagram, the percentage of voting and economic rights for each of the Class A and Class B common shareholders in Enfusion, Inc. and common unit holders in Enfusion Ltd. LLC. Please also revise to clarify, if true, that the exchangeable units referenced in the diagram are the common units of Enfusion Ltd. LLC.
The Offering, page 11

6. You state that Enfusion, Inc. intends to use the proceeds from this offering to acquire an equivalent number of newly-issued Common Units from Enfusion, Inc. Please revise to clarify that you will acquire newly-issued Common Units from Enfusion Ltd. LLC as you state elsewhere throughout the filing.
Summary Consolidated Financial and Other Data, page 14

7. Please revise here to also disclose the most comparable GAAP measure of net income margin with equal or greater prominence to your non-GAAP measure of adjusted
         EBITDA margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of
         the non-GAAP C&DIs.
Risk Factors
Risks Related to Our Business and Industry, page 17

8. We note that the interest rate for your term loan is tied to LIBOR. We also note that any late payments under the Tax Receivable Agreement will accrue based on LIBOR. Please include a risk factor regarding the potential impact to your liquidity and results operations from the expected discontinuance of LIBOR, or explain.
 Thomas Kim
FirstName  LastNameThomas Kim
Enfusion, Inc.
Comapany
July       NameEnfusion, Inc.
     28, 2021
July 28,
Page  3 2021 Page 3
FirstName LastName
Organizational Structure, page 48

9. Please revise to clarify, if true, that the "Exchangeable Units" referenced in the diagram are the Common Units of Enfusion Ltd. LLC.
Unaudited Pro Forma Consolidated Financial Information, page 58

10. We will review your pro forma financial information in detail once it has been provided in its entirety. However, at a minimum, please revise to include a column that reflects subtotals after the pro forma transaction adjustments and prior to any pro forma offering adjustments. Refer to Article 11-02(b)(4)(i) of Regulation S-X. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Other Non-GAAP Financial Measures, page 69

11. We note that your net dollar retention rate excludes involuntary cancellations. Please tell us the net dollar retention rate for each period including both voluntary and involuntary cancellations and your consideration to disclose such amounts particularly considering the difference between your churn and adjusted churn rates.
12. We note your adjustment to add back payments for management incentive awards, which appears to relate to repurchases of Award Units. Please tell us how you
         considered Question 100.01 of the Non-GAAP C&DIs with regards to whether such payments are normal, recurring cash operating expenses necessary to operate your business.
Results of Operations
Years Ended December 31, 2020 and 2019, page 71

13. You disclose that the increase in platform subscription revenues in 2020 was primarily driven by an increase in the number of total clients, as well as increased revenues generated from existing clients. Please revise to quantify the relative contribution of each of these factors. In addition, you should remove vague terms such as "primarily" in favor of specific quantification. Refer to Item 303 of Regulation S-K and
Section III.D of SEC
         Release No. 33-6835.
14. You refer to the increase in headcount as a contributor to the increase in various expense line items. Please revise to disclose the specific changes in, and additions to, headcount that contributed to the increase in each expense. In addition, revise your risk factor disclosures on page 22 to disclose the total number of employees as of December 31,
         2019.
 Thomas Kim
FirstName  LastNameThomas Kim
Enfusion, Inc.
Comapany
July       NameEnfusion, Inc.
     28, 2021
July 28,
Page  4 2021 Page 4
FirstName LastName
Description of Capital Stock
Choice of Forum, page 113

15. Please ensure that your exclusive forum disclosure here is consistent with your risk factor disclosure on page 42 and the provisions in your governing documents. In this regard, we note that the risk factor states that these provisions will be located in your amended and restated certificate of incorporation while disclosure here states that the provisions will be in the bylaws. Additionally, in light of the federal exclusive forum provision for
         Securities Act claims, please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Notes to Consolidated Financial Statements
Note 2. Principals of Consolidation and Basis of Presentation
Segments, page F-11

16. Please revise to disclose the amount of revenue from external customers attributable to the
         United States. In this regard, it is unclear from your disclosures on page F-14 if the
         "Americas" includes other countries in addition to your country of domicile. Also, disclose the long-lived assets located in the United States and in all foreign countries in total. If it is impracticable to provide this information, please disclose as such. Refer to
         ASC 280-10-50-41.
Note 6. Debt, page F-17

17. Please explain further your cross reference to Note 10 with regards to your discussion of paying Member Distributions from the proceeds of your Term Loans or revise your disclosures as necessary.
Note 10. Management Incentive Plans, page F-21

18. Please address the following as it relates to the Change in Control Bonus Plan and
         Management Incentive Awards:

                Revise to include a description of the plan including vesting terms and maximum term, if any, and disclose the number of Award Units granted, forfeited and repurchased during the year.

                Explain further why the company repurchased Award Units in conjunction with the issuance of Series C-2 and Series D Preferred Units and clarify how the repurchase price and related compensation expense was determined.

                Tell us whether the Reorganization or Offering Transaction will qualify as a change in control liquidity event that will trigger the cash bonus payment, and if so, revise to disclose the amount of expense that will be recorded upon consummation of such
              Transactions and ensure you have included the necessary adjustments in your pro
 Thomas Kim
Enfusion, Inc.
July 28, 2021
Page 5
           forma financial statements. Alternatively, revise to clarify what will happen to these awards upon consummation of this offering.
Exhibits

19. Please tell us whether you intend to file your credit agreement and all amendments as exhibits.
General

20. On page F-19, you disclose that you have an agreement with an employee pursuant to which the employee will receive 2.0% of your net profits each year and is entitled to receive a cash payment of 2.0% of your value in the event the company is sold or the employee is involuntarily terminated Please revise to summarize the material terms of this agreement, including the term of the agreement and how the company is valued if the company is sold or the employee is involuntarily terminated. Additionally, please tell us the name and position of the employee with whom you have this agreement, and whether this employee is a related person under Item 404 of Regulation S-K. Lastly, please consider including risk factor disclosure of this agreement if it poses material risks to your or shareholders.
21. Please provide us with supplemental copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section
      5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Kim
                                                             Division of
Corporation Finance
Comapany NameEnfusion, Inc.
                                                             Office of
Technology
July 28, 2021 Page 5
cc:       Gregg L. Katz, Esq.
FirstName LastName